Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pre-tax income (loss) from continuing operations	$73,714	$(461,985)	$(589,978)	$(111,785)	$(55,033)
Fixed charges	46,122	51,301	85,046	61,802	59,171
Amortization of capitalized interest	14,965	16,643	17,580	11,135	8,265
Income tax expense (benefit)	1,392	881	1,138	413	(109)
Loss in equity investee	—	—	634	335	420
Less: interest capitalized	(10,140)	(7,945)	(17,097)	(40,116)	(54,139)

Total earnings	$126,053	$(401,105)	$(502,677)	$(78,216)	$(41,425)

Fixed Charges:
Interest expensed	$35,854	$43,233	$67,828	$21,506	$4,824
Estimated interest component of rental expense (1)	128	123	122	180	208
Interest capitalized	10,140	7,945	17,097	40,116	54,139

Total Fixed Charges	$46,122	$51,301	$85,047	$61,802	$59,171

Ratio of Earnings to Fixed Charges	2.73	*	*	*	*

Excess of fixed charges over earnings	$—	$452,406	$587,724	$140,018	$100,596

* For these periods, earnings were inadequate to cover fixed charges.

(1) Represents our estimate of the interest component of noncancelable operating lease rental expense.